yw

18005126 ON

SEC Mail Processing Section
MAR 05 2018
Washington DC

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2018
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65390

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arque Capital, Ltd

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7501 E. McCormick Parkway, Suite 111N
(No. and Street)

Scottsdale	Arizona	85258
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Ning (602) 971-9000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18401 Burbank, Suite 120	Tarzana	California	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

DB

C

N

My

OATH OR AFFIRMATION

I, Michael Ning, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arque Capital, Ltd, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature Michael Ning

CEO

Title

SEE ATTACHED JURAT
CINDY LOU HOGAN, NOTARY PUBLIC
COMMISSION # 2161124
EXP. AUGUST 22, 2020

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles } s.s.

Subscribed and sworn to (or affirmed) before me on this 1ST day of MARCH (Month),

20 18, by MICHAEL NING (Name of Signer (1)) and

— (Name of Signer (2)), proved to me on the basis of

satisfactory evidence to be the person(s) who appeared before me.

Signature of Notary Public

Cindy Lou Hogan
For other required information (Notary Name, Commission No. etc.)

CINDY LOU HOGAN
Comm. No. 2161124
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Exp. August 22, 2020
CMD-1

Seal

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The certificate is attached to a document titled/for the purpose of

X SIGNATURE OF DOCUMENT SIGNER

2017 ANNUAL AUDIT - FORM X17A-5 PART III

containing 3 pages, and dated 3-1-2018

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
☒ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:

Page # 60 Entry # 4

Notary contact: 3107015521

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: ______

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder's and Board of Directors of Arque Capital, Ltd

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Arque Capital, Ltd as of December 31, 2017, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Arque Capital, Ltd as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Arque Capital, Ltd's management. My responsibility is to express an opinion on Arque Capital, Ltd's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Arque Capital, Ltd in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Brian W. Anson, CPA

I have served as Arque Capital, Ltd's auditor since 2006.

Tarzana, California

February 26, 2018

ARQUE CAPITAL, LTD

Statement of Income
For the year ended December 31, 2017

ASSETS

Cash	$	2,212
Accounts receivable		74,756
Deposit with clearing broker		50,000
Due from clearing		26,025
Securities		2,984
Office equipment, net of accumulated depreciation of $96,146		20,260
Due from related party		406,127
Other assets		176,700
Total assets	$	759,064

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$	76,134
Commissions payable		30,852
Total liabilities		106,986
Capital stock (1,000,000 authorized, no par value, 0 outstanding)		532,205
Additional paid in capital		50,159
Retained earnings		69,714
Total stockholders' equity		652,078
Total liabilities and stockholders' equity	$	759,064

The accompanying notes are an integral part of these financial statements

ARQUE CAPITAL, LTD

Statement of Operations
For the year ended December 31, 2017

REVENUES:	
Commission income - clearing	$ 687,724
Commission income - direct purchases	1,357,253
Other Income	49,934
Interest income	20,551
Total revenues	2,115,462
EXPENSES:	
Commissions	1,327,401
Clearing expenses	90,196
Occupancy	175,568
Professional fees	79,846
Salaries and wages	218,583
Regulatory expense	39,583
Taxes	11,783
Other expenses	97,016
Total expenses	2,039,976
NET INCOME BEFORE INCOME TAX PROVISION	75,486
Income tax expense	34,221
NET INCOME	$ 41,265

The accompanying notes are an integral part of these financial statements

ARQUE CAPITAL, LTD

Statement of Stockholders' Equity
For the year ended December 31, 2017

	Capital Stock	Additional paid in capital	Retained Earnings	Total Stockholders' Equity
Beginning balance January 1, 2017	$532,205	$ 50,159	$ 28,449	$610,813
Net Income			41,265	41,265
Ending balance December 31, 2017	$ 532,205	$ 50,159	$69,714	$652,078

The accompanying notes are an integral part of these financial statements

ARQUE CAPITAL, LTD

Statement of Cash Flows
For the year ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (Loss)	$ 41,265
Income Tax Benefit	(46,004)
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	8,880
(Increase) decrease in:	
Accounts receivable	68,874
Securities	811
Due from clearing firm	4,463
Other assets	(2,323)
Increase (decrease) in:	
Accounts payable and accrued expenses	(39,281)
Commissions payable	(32,518)
Total adjustments	8,906
Net cash used in operating activities	4,167
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of office equipment	(6,662)
Net cash provided by investing activities	(6,662)
Decrease in cash	(2,495)
Cash - beginning of year	4,707
Cash - end of year	$ 2,212

The accompanying notes are an integral part of these financial statements

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General
Arque Capital, Ltd (the "Company") is a corporation that was formed on November 18, 2005 under the laws of the State of California and received its independent broker dealer registration. The Company is currently registered in thirty-eight (38) states, as well as with the Financial Industry Regulatory Authority (FINRA), and Securities and Exchange Commission (SEC).

The Company conducts business as an introducing broker dealer. The Company deals on an agency basis in the trading of equities, municipal bonds, mutual funds, life insurance products, other fixed income instruments, options, variable annuities, and partnerships. Trades are cleared on a fully disclosed basis through clearing agreement with INTL FCStone, Inc. (formerly Sterne Agee Leach, Inc.). The Company maintains a $50,000 clearing deposit at INTL FCStone.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company owns one unit of EcoVest Greenway Holdings Acquisitions LLC, a Level 2 asset valued at $2,984.

Note 2: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but by December 31, 2017 the Company's net capital of $30,070 exceeded the minimum net capital requirement by $22,938 and the Company's ratio of aggregate indebtedness $106,986 to net capital was 3.56 to 1, which is less than the 15:1 ceiling for a broker dealer.

Note 3: FIXED ASSETS

Office equipment:	141,901
Less accumulated depreciation	121,641
Net office equipment	20,260
Depreciation expense for year 2017:	8,880

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Summary of significant accounting policies:

Cash equivalents include highly liquid investments purchased with an original maturity of three months or less. The Company maintains its cash in bank deposit accounts which at times, may exceed uninsured limits. The Company has not experienced any losses in such accounts.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The management has reviewed the results of operations for the period of time from its year end December 31, 2017 through February 26, 2018 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

The Company is subject to audit by the taxing agencies for years ending December 31, 2013, 2014, 2015, and 2016.

Concentrations of credit risk:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

The Company received 21.66% of its revenue from GWG Holdings, Inc.

Leases:

The Company committed to an office lease in Scottsdale, Arizona, March 2017 for a period of thirty-nine months.

Future minimum lease payments are as follows:

Year	Amount
2018	72,458
2019	73,787
2020	37,226

The company rents an office on a month-to-month basis in Torrance, CA for 1,310 per month.

The Company's total 2017 occupancy expense was: 175,568.

ARQUE CAPITAL, LTD

Statement of Net Capital
Schedule I
For the year ended December 31, 2017

	Focus 12/31/17	Audit 12/31/17	Change
Stockholders' equity, December 31, 2017	$ 652,078	$ 652,078	0
Subtract - Non allowable assets:			
Accounts receivable	32,855	32,855	0
Office equipment	20,260	20,260	0
Other assets	565,909	565,909	0
Tentative net capital	33,054	33,054	0
Haircuts:	2,984	2,984	0
NET CAPITAL	30,070	30,070	0
Minimum net capital	7,132	7,132	0
Excess net capital	$22,938	$22,938	-
Aggregate indebtedness	106,986	106,986	0
Ratio of aggregate indebtedness to net capital	3.56	3.56	

There were no differences between the audit and the FOCUS dated December 31, 2017.

The accompanying notes are an integral part of these financial statements

Schedule II

Determination of Reserve Requirements

Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3 (k)(2)(ii).

Schedule III

Information Relating to Possession or Control

Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

Assertions Regarding Exemption Provisions

We, as members of management of Arque Capital, Ltd. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2017 through December 31, 2017.

Arque Capital, Ltd.

By:

Michael Ning, President & CEO
(Name and Title)

February 28, 2017
(Date)

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Arque Capital, Ltd.
Scottsdale, Arizona

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Arque Capital, Ltd., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Arque Capital, Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Arque Capital, Ltd., stated that Arque Capital, Ltd., met the identified exemption provision throughout the most recent fiscal year without exception. Arque Capital, Ltd.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Arque Capital, Ltd.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 26, 2018

ARQUE CAPITAL, LTD

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2017

ARQUE CAPITAL, LTD

Table of Contents